Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.
ANNOUNCES SECOND QUARTER 2020 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

Tampa, FL, August 18, 2020 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) today announced its results for the second quarter ended June 30, 2020.

Key Second Quarter 2020 Operating and Financial Highlights:

●	Revenues from operations increased approximately $600 thousand over the prior year quarter to approximately $877 thousand

●	Portfolio was 100% occupied and all tenants paid contractual rents on time

●	Approximately $1.0 million of cash remained on hand as of June 30, 2020

●	Net loss for the quarter was approximately $243 thousand as compared to the prior year quarter of $603 thousand

●	Core Funds from Operations (“Core FFO”) was approximately $135 thousand as compared to a negative Core FFO of approximately $196 thousand in the prior year quarter

●	Core FFO per share was $0.064 for the current quarter as compared to a negative Core FFO per share of $0.097 in the prior year quarter

●	Cash distribution of $.0875 per share was authorized for common stockholders

CEO David Sobelman

“In light of current macroeconomic realities, I am particularly pleased that we maintained 100% occupancy and received all rents throughout the second quarter,” said founder and CEO David Sobelman. “I believe our focus on tenant quality, strong underlying real estate, and an intelligent acquisition process helped us deliver strong results.”

Financial Results

Revenue

Revenues from operations for the three months ended June 30, 2020 increased 216% to $877,604, as compared to $277,912 for the comparable period in 2019 due to three revenue generating properties acquired in September 2019.

Total Expenses

The Company’s total expenses for the three months ended June 30, 2020 were $1,120,328, an increase of $239,208 over the quarter ended June 30, 2019 due primarily to increases in depreciation and amortization, interest, and building expenses as the result of the three properties acquired in September 2019, partially offset by nonrecurring costs of $305,000 and $85,000 relating to a stock based payment to an investment bank and a contract termination fee in 2019, respectively.

General, administrative, and organizational (“GAO”) expenses for the three months ended June 30, 2020 decreased by $326,910 over the comparable period in 2019 due primarily to the non-recurrence of the above mentioned $305,000 stock based payment to the Company’s investment bank.

Net Loss

Net loss for the quarter ended June 30, 2020 and 2019 was $242,724 and $603,208, respectively. The improvement in net loss was due to increased revenues and decreased GAO expenses offset by increased building expenses, depreciation, amortization, interest expense.

Core Funds From Operations

Core FFO for the three months ended June 30, 2020 and 2019 was $134,509 and ($196,444), respectively; a $330,953 increase over the prior year comparable period. Core FFO is a non-GAAP financial measure. A reconciliation of Core FFO to GAAP net income is included in the schedules attached hereto.

Distributions

On June 23, 2020, the Company’s Board of Directors authorized a $.0875 per share cash distribution for common stockholders of record as of July 2, 2020. On July 27, 2020, the Company also paid the Non-Controlling Redeemable Interest in the Operating Partnership $.0875 per unit.

Liquidity

As of June 30, 2020, the Company had approximately $1.0 million of cash on hand, total current liabilities (excluding the current portion of the acquired lease intangible liability which consists of accounts payable, accrued expenses, and insurance payable) of approximately $0.3 million, and current mortgage loans due within 12 months totaling $0.4 million.

Important Links

SEC Filings

The Company’s U.S. Securities and Exchange Commission filings and corresponding press releases can be found at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001651721.

Additional Resources

The Company also publishes press releases on the following mediums:

●  https://gipreit.com/press/

●  https://www.otcmarkets.com/stock/GIPR/news

Finally, the Company has undertaken efforts to publish non-compulsory regular stockholder letters at https://gipreit.com/press/.

Company Contact:

Justin Gore - Director of Communications

Generation Income Properties Inc.

Tel (813) 448-1234

jgore@gipreit.com

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the Company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the Company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the Company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Generation Income Properties, Inc.

Consolidated Balance Sheets

	As of June 30,	As of December 31,
	2020	2019
	(Unaudited)
Assets

Investment in real estate
Property	$35,642,058	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	2,829,382	2,858,250
Less accumulated depreciation and amortization	(1,584,917)	(864,898)
Total investments	37,369,224	37,938,706
Cash and cash equivalents	837,667	974,365
Restricted cash	184,800	424,000
Deferred Rent asset	59,689	65,102
Prepaid expenses	124,836	78,008
Deferred financing costs	353,955	590,990
Accounts Receivable	74,016	73,848
Escrow deposit and other assets	35,721	10,607
Total Assets	$39,039,908	$40,155,626

Liabilities and Stockholder’s Equity

Liabilities
Accounts payable	$64,535	$82,937
Accrued expenses	200,088	473,545
Acquired lease intangible liability, net	470,395	525,144
Insurance payable	73,270	55,200
Deferred rent liability	131,958	89,599
Note Payable - related party	1,100,000	1,900,000
Mortgage loans, net of unamortized discount of $722,026 and $182,255 at June 30, 2020 and December 31, 2019, respectively	27,202,684	26,397,547
Total liabilities	29,242,930	29,523,972

Redeemable Non-Controlling Interests	8,198,251	8,198,251

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,100,960 shares issued and outstanding at June 30, 2020 and 2,100,960 at December 31, 2019	21,010	21,010
Additional paid-in capital	4,699,813	4,757,882
Accumulated deficit	(3,122,096)	(2,345,489)
Total Generation Income Properties, Inc. stockholders’ equity	1,598,727	2,433,403

Total Liabilities and Stockholders’ Equity	$39,039,908	$40,155,626

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2020	2019	2020	2019
Revenue
Rental income	$877,604	$277,912	$1,758,242	$552,118

Expenses
General, administrative and organizational costs	180,688	507,598	422,052	608,398
Building expenses	166,167	22,901	355,628	49,361
Depreciation and amortization	363,001	99,941	720,019	199,715
Interest expense, net	350,163	138,666	726,453	263,087
Other expenses	—	85,000	—	85,000
Compensation costs	60,309	27,014	128,002	54,305
Total expenses	1,120,328	881,120	2,352,154	1,259,866
Net Loss	$(242,724)	$(603,208)	$(593,912)	$(707,748)

Less: Net income attributable to Non-controlling interest	39,851	109,854	182,695	212,995
Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)

Total Weighted Average Shares of Common Shares Outstanding	2,100,960	2,018,182	2,100,960	1,929,467

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(0.13)	$(0.35)	$(0.37)	$(0.48)

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended June 30,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(593,912)	$(707,748)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	514,788	152,755
Amortization of acquired lease intangible assets	205,231	46,960
Amortization of debt issuance costs	77,786	37,233
Amortization of below market leases	(54,749)	(7,062)
Stock award compensation	47,032	305,965
Changes in operating assets and liabilities
Account receivables	(168)	—
Other assets	(25,114)	8,352
Deferred rent asset	5,413	(12,599)
Prepaid expense	(46,828)	(178,920)
Accounts payable	(49,667)	148,966
Accrued expenses	19,994	(121,580)
Deferred rent liability	42,359	—
Net cash provided by (used in) operating activities	142,165	(327,678)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(150,537)	—
Net cash (used in) generated from investing activities	(150,537)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	—	1,000,000
Mortgage loan borrowings	11,287,500	—
Mortgage loan repayments	(9,942,592)	(3,550)
Mortgage loan repayments - related party	(800,000)	—
Deferred financing costs paid in cash	(77,851)	—
Stock costs paid in cash	—	(124,100)
Debt issuance costs paid in cash	(564,857)	—
Insurance financing borrowings	106,084	59,891
Insurance financing repayments	(88,014)	(24,103)
Distribution on redeemable non-controlling interests	(182,695)	(103,141)
Dividends paid on common stock	(105,101)	(119,676)

Net cash generated from (used in) financing activities	(367,526)	685,321

Net Increase (Decrease) in Cash	(375,898)	357,643
Cash and cash equivalents and restricted cash - beginning of period	1,398,365	642,132
Cash and cash equivalents and restricted cash - end of period	$1,022,467	$999,775

CASH TRANSACTIONS
Interest Paid	634,285	218,499
NON-CASH TRANSACTIONS
Deferred distribution on redeemable non-controlling interest	—	109,854

Core Funds From Operations

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)
Depreciation and amortization	363,001	99,941	720,019	199,715
Funds From Operations	80,426	(613,121)	(56,588)	(721,028)

Amortization of deferred financing costs	27,074	25,712	77,786	37,233
Distribution on redeemable non-controlling interests OP Units	—	—	122,469	—
Settlement costs	—	85,000	—	85,000
Non-cash stock compensation	27,009	305,965	47,032	305,965
Adjustments From Operations	54,083	416,677	247,287	428,198

Core Funds From Operations	134,509	(196,444)	190,699	(292,830)

Net Loss attributable to Generation Income Properties, Inc.	$(282,575)	$(713,062)	$(776,607)	$(920,743)
Depreciation and amortization	363,001	99,941	720,019	199,715
Amortization of deferred financing costs	27,074	25,712	77,786	37,233
Above-and below-market lease related intangibles	(27,375)	(3,531)	(54,749)	(7,062)
Adjusted Funds From Operations	80,125	(590,940)	(33,551)	(690,857)

Distribution on redeemable non-controlling interests OP Units	—	—	122,469	—
Non-cash stock compensation	27,009	305,965	47,032	305,965
Public company consulting fees	10,000	—	30,000	—
Settlement costs	—	85,000	—	85,000

Adjustments From Operations	37,009	390,965	199,501	390,965
Core Adjusted Funds From Operations	$117,134	$(199,975)	$165,950	$(299,892)

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status, non-recurring litigation expenses and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies.